Exhibit 99(d)(16)(b)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
JENNISON ASSOCIATES LLC

THIS AMENDMENT is made as of 4:00 p.m. on April 30, 2010 to the Sub-Advisory Agreement dated May 1, 2002, as amended, (the “Agreement”), between Transamerica Asset Management, Inc. (“TAM”), and Jennison Associates LLC (the “Sub-Adviser”) on behalf of Transamerica Jennison Growth VP (the “Portfolio”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Replace Initial “WHEREAS” Clauses. The four initial “Whereas” clauses in the Agreement are hereby deleted entirely and replaced with the following paragraph:

WHEREAS, Transamerica Asset Management, Inc. (“TAM” or the “Investment Adviser”) is the investment adviser to Transamerica Series Trust (the “Fund”), an open-end investment company registered under the Investment Company Act of 1940 (collectively with the rules and regulations promulgated thereunder and any exemptive orders thereunder, the “1940 Act“).  TAM wishes to engage the Sub-Adviser to provide certain investment advisory services to each series of the Fund listed on Schedule A hereto (each, a “Portfolio“ together, the “Portfolios“).  The Sub-Adviser desires to furnish services for the Fund and to perform the functions assigned to it under this Agreement for the considerations provided.

2.	Schedule A. Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, effective as of April 30, 2010.

At the close of business on April 30, 2010, upon the effectiveness of the merger of Transamerica Marsico Growth VP and Transamerica T. Rowe Price Growth Stock VP into Transamerica Jennison Growth VP, all references to Transamerica Marsico Growth VP and Transamerica T. Rowe Price Growth Stock VP are hereby deleted.

In all other respects, the Sub-Advisory Agreement dated May 1, 2002, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of April 30, 2010.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples

Title:	Senior Vice President

Date:	4/30/2010

JENNISON ASSOCIATES LLC

By:	/s/ Stuart S. Parker

Name:	Stuart S. Parker

Title:	Executive Vice President

Date:	4/30/2010

Schedule A

Portfolio	Investment Sub-advisory Fee*

Transamerica Jennison Growth VP	0.40% of the first $250 million; 0.35% over $250 million up to $500 million; 0.30% over $500 million up to $1 billion; 0.25% over $1 billion up to $1.5 billion; and 0.20% in excess of $1.5 billion**

Transamerica Marsico Growth VP	0.40% of the first $250 million; 0.375% over $250 million up to $500 million; 0.35% over $500 million up to $1 billion; and 0.30% in excess of $1 billion.

Transamerica T. Rowe Price Growth Stock VP	0.40% of the first $250 million; 0.375% over $250 million up to $500 million;and 0.35% in excess of $500 million.

*	As a percentage of average daily net assets on an annual basis.

**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Jennison Growth, a series of Transamerica Funds, also managed by the Sub-Adviser.